Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: February 7, 2022

The following transcript of the conference call with investors on February 7, 2022 is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

Frontier Airlines and Spirit Airlines

February 7, 2022

Corporate Speakers:

•	David Erdman; Frontier Airlines; Senior Director, Investor Relations

•	DeAnne Gabel; Spirit Airlines; Senior Director, Investor Relations

•	Bill Franke; Frontier Airlines; Chairman

•	Ted Christie; Spirit Airlines; CEO

•	Barry Biffle; Frontier Airlines; CEO

•	Jimmy Dempsey; Frontier Airlines; CFO

•	Scott Haralson; Spirit Airlines; CFO

Participants:

•	Mike Linenberg; Deutsche Bank; Analyst

•	Ravi Shanker; Morgan Stanley; Analyst

•	Duane Pfennigwerth; Evercore ISI; Analyst

•	Jamie Baker; JP Morgan; Analyst

•	Helane Becker; Cowen; Analyst

•	Hunter Kay; Wolfe Research; Analyst

•	Conor Cunningham; MKM Partners; Analyst

•	Andrew Didora; Bank of America; Analyst

•	Catherine O’Brien; Goldman Sachs; Analyst

•	Unidentified Participant; Unknown; Analyst

•	Savi Syth; Raymond James; Analyst

•	Dan McKenzie; Seaport Global; Analyst

•	Myles Walton; UBS; Analyst

PRESENTATION

Operator: Please stand by. Your conference is about to begin. (Operator Instructions).

Welcome to today’s conference call to discuss the proposed combination of Frontier Group Holdings and Spirit Airlines. Today’s call is being recorded.

My name is Leo and I will be your conference operator today. During today’s call, all participants will be in listen-only mode. We will open the call to questions and answers after the presentation and instructions will follow at that time.

We kindly request that analysts ask one question each so we can get to as many as possible. (Operator Instructions). If you have any additional questions, please re-queue up again.

A copy of the presentation that will be used during today’s call is available on both companies’ investor relations website, as well as on the new transaction website, www.evenmoreultralowfares.com.

At this time, I would like to turn the call over to David Erdman, Senior Director of Investor Relations for Frontier. Please go ahead.

David Erdman: Good morning, everyone. And thank you for joining our call to discuss the proposed combination of Spirit Airlines and Frontier Airlines.

On today’s call, you will hear from Frontier Chairman, Bill Franke; Frontier President and CEO, Barry Biffle; and Spirit Airlines President and CEO, Ted Christie. Also joining us are Spirit’s CFO, Scott Haralson; Frontier’s CFO, Jimmy Dempsey; and Spirit’s Senior Director of Investor Relations, DeAnne Gabel.

Following the prepared remarks portion of the call, the team will be available to answer your questions during Q&A. In addition to the press release on this transaction, we also wanted to draw your attention to the earnings release issued by each airline this morning.

So with that, I’ll now hand the call over to DeAnne.

DeAnne Gabel: Thank you, David.

Before we begin, I’d like to remind everyone that statements made during this call that are not historical facts are considered forward-looking statements under federal securities law. These forward-looking statements are based on the beliefs of our management, as well as assumptions made by, and information currently available to us. We have no obligation to update these forward-looking statements.

Actual operating results may vary significantly from these forward-looking statements, based on a variety of factors. These important factors are discussed in both companies’ filings with the FCC, including each company’s most recent annual report on form 10-k and quarterly report on form 10-q, including the risks summarized in this section entitled “Risk Factors”. These and other important legal disclaimers are covered in slide two of the investor deck.

In addition, this call does not constitute an offer to sell or the solicitation of any offer to buy any securities or solicitation of any vote or approval. In connection with the proposed merger, the companies intend to file a registration statement on form F-4 containing a proxy statement perspective with the FCC. And you should read the proxy statement perspective when it becomes available because it will contain important information.

With that, I’ll turn the call over to Bill Franke, Frontier’s Chairman, and the managing partner of Indigo Partners, Frontier’s majority shareholder. Bill?

Bill Franke: Thanks, DeAnne.

Well, look, Indigo has a long history with both Spirit and Frontier. I think it’s safe to say that no one knows them better than I do. We’re proud to partner with them to create America’s most competitive, ultra-low fare airline. And it’s actually a transformative moment in the airline industry in the United States.

We worked jointly with the boards and senior management teams to bring our two complementary businesses together. I’m confident that today’s announcement will change the industry for the benefit of consumers, shareholders, as well as the team members for both Spirit and Frontier and the communities we serve.

The combination of Frontier and Spirit will bring more ultra-low fares to more customers and more destinations across the United States, Latin America (technical difficulty) and more stability working with the combined airline.

And important to note we will be America’s greatest airline, operating the youngest, most modern fleet in the United States. Put simply we expect all of Frontier and Spirit’s stakeholders to benefit from this transaction.

And I’ll pass it over to Ted to discuss the transaction in detail.

Ted Christie: Thank you, Bill. I share your enthusiasm for combining our two great companies, and I want to commend you for being such a staunch advocate of this proposed transaction.

Before I begin, I want to remind you that we also announced our fourth quarter and full year 2021 earnings this morning. We are pleased with our strong results and are very appreciative of our team members for all their hard work. To our Spirit family, thank you.

Turning now to the transaction, this is a winning combination. The transaction is centered around creating an aggressive low-fare competitor that will better serve guests, expand career opportunities for our team members, and create value for our shareholders. Together we will democratize air travel even further. We believe we are a perfect fit with Frontier. Our businesses share similar values, including our long-standing commitment to affordable travel.

Turning to slide 4, which provides an overview of key highlights, under the merger agreement Spirit equity holders will receive 1.9126 shares of Frontier common stock plus $2.13 in cash for existing Spirit share they own. This implies a 19% premium over Spirit’s closing price on Friday, February 4, 2022 and a 26% premium over the Company’s 30-day volume average prices.

At close, existing Frontier equity holders will own approximately 51.5% and existing Spirit equity holders will own approximately 48.5% of the combined airline on a fully diluted basis.

The Board of Directors for the new airline will be comprised of 12 directors, seven of whom will be named by Frontier and five of whom will be named by Spirit. Bill will be the Chairman of the Board of the combined company. The combined company’s management team, branding, and headquarters will be determined by a committee led by Bill prior to close.

The merger is expected to close in the second half of 2022 subject to satisfaction of customary closing conditions, including completion of the regulatory review process and approval by Spirit stockholders.

Frontier’s controlling stockholder, Indigo Partners, has approved the transaction and related issuance of shares of Frontier common stock upon signing of the merger agreement.

Moving to slide 5, we are excited that shareholders of both companies will have the opportunity to participate in the upside potential of our combined airline. The combined company would have annual revenues of approximately $5.3 billion based on 2021 results.

And once combined, we expect to deliver annual run rate operating synergies of $500 million once the airlines are fully integrated. These will be primarily driven by scale efficiencies and procurement savings across the enterprise with approximately $400 million in one-time costs to achieve. Most significantly we expect to deliver approximately $1 billion in annual consumer savings, a huge win, giving consumers More Go.

I’ll now turn the call over to Barry to further highlight the transaction’s benefit for consumers.

Barry Biffle: Thank you, Ted. It’s been amazing to work so closely with you again. For those who don’t know, we’ve worked together for a long time in a past life. And on a personal note, I spent over eight years at Spirit and now eight years at Frontier, so today is particularly special for me.

This is a historic moment for both organizations and I’m excited about what we can achieve together.

I’ll start by reminding you that we also announced our fourth quarter and full-year 2021 earnings this morning. Our strong results would not be possible without the ongoing commitment and unwavering dedication of team Frontier and I want to thank everyone for their continued support to improve our airline.

On slide 6, you can find more information on the Frontier results in the press release, but this transaction is exciting and it builds on the incredible progress both Frontier and Spirit have made in the past couple years. The combination is a win for stakeholders, including Team Frontier, our customers and our communities, as we bring ultra-low fares to more people in more communities.

Thanks to the hard work of Team Frontier, we’ve built a company that delivers the lowest fares for our customers, is the most fuel-efficient in the industry and is also America’s greenest airline.

We know our industry very well and believe now is the right time to take the next step in our journey and join forces with Spirit, a company that shares our values. As a combined airline we will be able to expand routes with more than 1,000 daily flights to over 145 destinations in 19 countries across complementary networks.

The combined airline will also have the ability to succeed in cities our companies have previously exited, such as Jackson, Mississippi, as well expand into new small cities like Eugene, Oregon.

As we expand service we will also support small business growth in our communities with more frequent ultra-low fare flights.

Ted Christie: Onto slide 7.

As Barry mentioned earlier, the combined company is expected to have a strengthened financial profile. Together for 2021, we flew a combined 68 billion available seat miles. This transaction will take us from the seventh and eighth largest airlines in the United States by ASM to fifth, enabling us to be a more effective alternative against the big four among others.

Additionally, we are charging the lowest fare per passenger, only $54. Our all-in costs for the consumer is the lowest of any airline in the United States and $108 on average. The big four airlines charge over 80% more than us. When you combine this with the fact of our greater scale and our low fares we become an even better option for consumers.

Barry Biffle: Moving to slide 8.

In a competitive industry like ours, the lowest cost always wins. And we’re proud to continue to deliver that for our customers day in and day out. Further, given our complementary footprint, the combined airline will be able to utilize efficient scheduling and high utilization to drive ultra-low costs. These low costs will in turn enable us to keep our fares low for customers.

As a result, the combined airline will be poised to compete. Our single-class service, efficient seating configuration and unbundled fares will allow consumers to take advantage of affordable travel options to more communities.

As the recovery progresses and demand returns, we believe the combined airline’s focus on leisure travel coupled with its ultra-low fare strategy will position us as an industry leader.

If you move to slide 9, all of the benefits we’ve covered today showcase how our customers will win from this combination. In addition to providing more choices for consumers, the combined airline will offer strength and operational reliability through a variety of efficiencies.

Further, with a larger combined fleet and deepened services to cities across the United States, we’ll be better positioned to improve recoverability during irregular operations. For example, take the Baltimore to Orlando route on this slide. As a combined airline we will now offer a total of five daily scheduled departures. This is compared to the two and three scheduled departures per day at Frontier and Spirit, respectively.

So now, in the event of inclement weather or other challenges our customers will have at least two additional ultra-low fare options to reach their destination. The combined airline will also provide greater customer loyalty benefits building upon the existing loyalty program at each airline.

Additional benefits that our customers will be able to utilize include more earn and burn options for frequent flyer program members as well as more destinations and flights available.

Moving to slide 10, in addition to our commitment to serving our customers sustainability is at the core of each company strategy.

I’m proud to say that Frontier and Spirit will be America’s greatest airline, which will save customers over $20 per seat round trip in fuel cost and the CO2 of over seven gallons of fuel versus the big four. The combined airline will also have the youngest, most modern, and fuel-efficient fleet in the United States.

Through this transaction, we expect to achieve over 105 miles per gallon, per seat, per mile by 2025.

Ted Christie; Indeed, on slide 11, the combined airline has over 350 aircraft on order to deliver more ultra-low fares. Together we will feature the largest fleet of A320neo family aircraft of any U.S. airline.

And our pipeline of new aircraft will ensure we continue to be a leader in fuel efficiency. As you can see on this slide, our combined fleet is expected to increase at a 12% compound annual rate to 493 aircraft in 2026 from 283 aircraft in 2021. This represents approximately a 75% increase in our total aircraft over the next five years reflecting our commitment to offering more surface to more people in more cities.

On to slide 12. Not only will our customers win from our combined fleet, but the combined airline will also benefit as we drive operational efficiency throughout the company. Leveraging our sustainability commitments over a third of our modern fleet utilizes new fuel-efficient engine technology.

In addition, the 250 orders I mentioned previously will help the combined airline become even more efficient as we continue to add more A320neo family aircraft. In fact, by 2026 we anticipate that nearly 79% of our fleet will consist of A320neo aircraft providing the airline with both operational, and environmental benefits.

Increasing fuel efficiency is part of our ESG goals but it’s also helpful to the P&L, especially in high fuel price environments like we are currently facing today. While higher fuel prices impact all airlines because Frontier and Spirit tend to have greater seat density than most of our competitors, and our combined fleet is more fuel-efficient our per passenger fare would need to move up less than other competitors to more fully offset the rising cost of fuel.

Turn to slide 13, to the benefits for our team members. As part of a growing competitor in the United States we expect that our combined team members will have better career opportunities, and more stability. In fact, by 2026 Frontier and Spirit expect to add 10,000 direct jobs and thousands of additional jobs at the companies’ business partners.

Given the growth of the combined company, it is expected that all current team members will have an opportunity to be a part of the combined airline. Not only will we create these jobs but we anticipate the vast majority will be high-quality, high-paying union jobs with strong career stability.

Barry Biffle: On slide 14, in summary, this is a transaction that’s a win for all of our stakeholders. It means ultra-low fares for more consumers, it means more benefits to our communities, it means more jobs and opportunities for our team members, and finally, it means the opportunity for our shareholders to participate the upside potential of America’s most competitive, ultra low fare airline.

As we look ahead, we’re excited to unite our talented teams, to increase competition in the airline industry while also continue our commitment to excellent customer service.

Thank you for your time this morning and your interest in our bright future. With that, Operator, please open up the line for questions.

QUESTIONS AND ANSWERS

Operator: Thank you. (Operator Instructions). In the interest time, a reminder to please limit yourself to one question. At this time we will pause momentarily to assemble our roster.

We’ll take a question from Mike Linenberg of Deutsche Bank.

Mike Linenberg: Oh yes. Hey. Hey, good morning, everyone. I guess, Ted, I want to hit you up on the $500 million of synergies that you talked about. I think you said predominantly scale and procurement savings. And when I think about the amount that that is and I think procurement, are you also talking about the fleet?

And when I think about the fleet, I know Indigo has probably one of the best, when you look at their order book, the pricing that they got given the size is probably better than anyone out there. Is there an opportunity to sort of meet that with the Spirit aircraft orders? Is that what you’re referring to?

Ted Christie: Thanks, Mike. I’ll start. Obviously Scott and Jimmy can jump in as well, but the $500 million in synergies, by the way, is at the EBITDA line. We estimate about $100 million of that is related to cost synergies. The other $400 million is really network benefits, so let me tell you a little bit about that.

On the cost side, it is largely procurement, scale, that sort of thing. We didn’t really contemplate any aircraft-related synergies right now.

Mike Linenberg: Okay.

Ted Christie: But on — but on the complimentary network side what we’re really doing is we believe as the companies combine is being able — finding ways to create utilization in the existing fleet, which is going to drive tremendous benefit on the P&L and more importantly drive a lot of benefit to consumers. That’s how you actually drive the billion dollars in savings. We’re able to deploy the existing fleet in more efficient ways and into more markets.

So it’s kind of a win-win and an easy one to kind of understand when you start thinking about having a bigger airline of scale able to deploy that way.

Mike Linenberg: Great. Thanks, Ted.

Operator: Thank you. We’ll take our next question from Ravi Shanker of Morgan Stanley. Your line is open.

Ravi Shanker: Thanks. Morning, everyone. Thanks for the call and the detail here. Follow up on synergies as well – can I ask you more about revenue synergies, kind of does this change the way you guys look at the network and kind of where you fly and then kind of the cities, the blue dots that overlap. How do you even quantify the revenue synergies internally? Thank you.

Barry Biffle: Yes. So internally no. We actually had independent third parties actually conduct this for us. Of the $500 million — I mean, Ted was just talking about it — of EBITDA, $400 million is derived from revenue, which the revenue’s even higher than that.

The biggest benefit comes from the distribution power of the two brands. Obviously Spirit’s very strong in the east, Frontier’s very strong in the west. That’s going to drive more customers onto our existing flights, which means more low fares to more people. Then, as Ted mentioned, we’d have the additional utilization come in from also —from changing the Spirit ratios as well as efficiencies. That frees us up to fly to even more places and free people from the shackles of high fares.

So a lot of small and midsized communities will benefit from that ability to grow more. Then you’ve got all the routes that together what we call kind of the [flat four] that without this merger we can make work.

So these are places that I mentioned earlier in the slide, which is, you know, places that we’ve failed in the past or possibly together we can make successful, but I don’t know if that kind of gets your questions, kind of the breakdown. But again, the majority of it comes from — of the EBITDA — comes from the revenue, which is even more revenue but you’ve got to subtract the incremental flying costs.

Ravi Shanker: Understood. Thank you.

Operator: Our next question is from Duane Pfennigwerth of Evercore ISI.

Duane Pfennigwerth: Hey, thanks. Good morning and congratulations.

Question for Bill if he is still on the line. How are you thinking about the combined management team here, how you’re going to evaluate that, and when you’ll kind of know the direction going forward?

Bill Franke: Yes, so it’s an interesting question. Obviously, we need to be thoughtful and careful in the analysis and I’ve told both Barry and Ted that I am going to take my time and do it in an orderly way. They’re both comfortable with that. At the end of the day, they’re both exceptionally good CEOs and so it’s not an easy process. But we’ll go through it.

I don’t — I mean, I don’t think there’s any real urgency to a decision when we have regulatory approval pending. The airlines have to operate separately and during that period of time, it’s important that the management teams of each of those airlines have the capacity to manage their particular base.

So you shouldn’t expect an answer on this until we get closer to regulatory approval.

Duane Pfennigwerth: Okay, that’s great. And then if I could ask a follow-up, can you talk about access to airports — and this is to the teams maybe — access to airports, what does this agreement do to give you access to slot constrained airports that you’ve been historically boxed out of? Is there a particular market where the combined relevance is something you’re more excited about, again, relative to slot constraints and boxing you guys out? Thanks for taking the questions.

Bill Franke: Well, thanks, Duane. Look, I mean, I think that this merger’s all about getting more low fares to more people in more places and when you look at it, it’s all about providing real balance and real competition to the Big Four. And the truth is, is both of our carriers, along with other carriers, have just been locked out with the dominance of the Big Four in a lot of places.

And this enables us the ability to take the scarce resources that we do have and use them more efficiently and provide more flights on each gate. So I suspect the combined entity will have one of the gate utilizations in the United States. And that will provide even more low fares to more people in more places.

Operator: Our next question comes from Jamie Baker of JP Morgan.

Jamie Baker: Hey, good morning, everybody. Can you share the degree to which your unions were involved with this morning’s announcement? Did they find out at roughly the same time as the rest of us? And is the $500 million synergy target net of any potential labor costs dissynergies? Thank you.

Ted Christie: Hey, Jamie. It’s Ted. I’ll start. Obviously, this has been a confidential transaction that we’ve worked closely here to get to this point, so we did give our unions notification today and they’re aware of us working through it.

–You know, as far as the labor market goes, I think both companies, as Bill mentioned, will be operating their businesses standalone here during this period of time, and we’ll be working to the extent that we have open contracts working with our unions on those — on those contracts.

Broadly speaking, this is a fantastic arrangement for the teams, broadly speaking, and including the unions, it’s going to create more stability, it’s going to create more opportunity, it’s going to create more flexibility, there’s going to be more bases, there’s going to be more chances for people to find interesting places to fly. So we think this is a win across the workforce as well and we’re excited to kind of fill everyone in on that and what it’s going to look like for them.

Jamie Baker: Okay. Thank you very much.

Operator: We’ll take our next question from Helane Becker of Cowen.

Helane Becker: Thanks very much, operator. Hi, everybody, and thank you for the time. Not sure who wants to take this, but why are you so — or have you talked to the Justice and Transportation Departments yet about this? And, I’ve had some pushback this morning from folks who don’t think this will get regulatory approval. Can you just talk about your thoughts regarding that? Thank you.

Barry Biffle: Thanks, Helane. This is Barry. Look …

Helane Becker: Hi, Barry.

Barry Biffle: … we have — we’ve reached out to the administration and we’re really excited about telling them our story. I mean, this merger is completely different than any other merger in the past in the U.S. This is not about reducing competition and raising fares. This is about getting more fares to more people — low fares to more people in more places, and we’re excited to tell our story to them and I think it will be well received.

Helane Becker: So just a quick follow-up, DOT, Hart Scott Rodino. Do you need DOJ as well?

Barry Biffle: Yes, we will need the DOJ.

Helane Becker: Okay. All right, thank you.

Operator: (Operator Instructions). We’ll move next to Hunter Kay of Wolfe Research.

Hunter Kay: Good morning. Congratulations on the announcement, everybody. Ted, I’m kind of curious what made you feel good about selling at this price given just three months ago you were reiterating the ‘23 EBIT margin guide of 13.5%?

I would think if you thought that you could do anything close to that, that staying alone and being — driving organic growth would be far more accretive than selling down here at this price. So, had something changed over the last three months? Is it oil? I mean, what makes you feel presumably less good about that margin outlook that you were giving us back in October?

Ted Christie: Hey, Hunter, good to hear from you. I don’t feel less good at all. In fact, I feel even better. One of the things that’s really great about this transaction is both companies are going to participate in significant upside. So, this is a largely stock-for-stock deal. And that means both shareholders will participate.

So, we don’t view it the way you described it. In fact, both of us have an objective to achieve pre-pandemic margins and we feel like that’s achievable. And when we do, the synergies are purely accretive. So, I think we’re going to deliver tremendous value to the Spirit shareholder in this transaction, and I know the Frontier side feels the same way.

Hunter Kay: Thank you.

Operator: We’ll take our next question from Conor Cunningham of MKM Partners.

Conor Cunningham: Hey everyone, thanks for the time. I would think, you know, now you’re going to be the fifth largest airline, I would think loyalty is going to be a much more prominent discussion, just given the size of the combined company. Just curious on how you’re thinking about the opportunity set going forward and what’s contemplated in, I think you said $400 million of EBIT from revenue just from loyalty, in general, going forward? Thank you.

Barry Biffle: Just from well — okay — well …

Conor Cunningham: Well, just how everyone thinks about it? Yes.

Barry Biffle: Yes, so look, what we said is there’s $500 million in EBITDA. Of that, 400 is from revenue and 100 from costs. But to be clear, you get more than $400 million in revenue, so you’ll have incremental flying that is created, so you’ll — it’s net of the cost. That’s why we actually listed it as $500 million EBITDA.

Of the 400 it breaks down as — and I mentioned a little bit of this earlier, but it breaks down — a large benefit comes from distribution of the two brands, flyfrontier.com and spirit.com, pushing together across both networks, as well as the utilization benefit that comes from principally two things. One, despairing ratios is inefficient in certain small places, we’ll actually benefit from more flying as a result. Also, from the schedule efficiency that happens in a variety of airports where both of us maybe have an aircraft that has maybe an hour left but not enough for a flight, but together, you mash the schedules together and you can get more flying.

And that’ll be deployed into a lot of places that are new places, that in some cases, we’ve never served, couldn’t do maybe on our own with the combination of distribution. But also in places that perhaps we’ve failed in the past but with the combined carrier we could be successful.

Then you get into the other benefits, yes, the subscription programs as well as the loyalty program. We have not assigned a huge amount to that, but we do believe that it’s going to be very powerful because consumers are going to have the access and benefits and features of both combined programs with more places to fly and more places to earn and burn, which is obviously more appealing. But we have not assigned a huge amount. The majority of it comes from as I mentioned the distribution and the aircraft utilization.

Conor Cunningham: Thank you.

Operator: We’ll take our next question from Andrew Didora of Bank of America.

Andrew Didora: Hi, good morning, everyone, and congratulations. I know you have — two airlines had a little bit of a different strategy in terms of their networks. I guess one, Barry or Ted, just wondering how you envisioned that network — that network evolving in the combined company?

And I guess more importantly, does this change the way you think about the growth profile of the combined entity versus what you had contemplated at the stand-alone airlines? Thanks.

Ted Christie: Hey, Andrew, no it doesn’t change the view of the growth profile. I think as Barry just illustrated, if anything, it enhances it. There’s plenty of opportunity today for us to pursue markets with low fares or increase density in markets where we serve today.

And what this combined airline will be able to do is do that faster, and more efficiently. While there are nuances to each airline’s networks, we obviously, are core focused on the leisure markets and serving the leisure guests and the leisure customer.

And so there’s still plenty of that our there, and we’re really looking forward to getting to the goal line and then focusing on making this network hum. Because I think there’s going to be a tremendous opportunity in the combination.

Andrew Didora: Thank you.

Operator: We’ll take our next question from Catherine O’Brien of Goldman Sachs.

Catherine O’Brien: Hey, everyone, good morning. On the combined network, a bit of a follow-up to Helane’s question. I’m guessing the answer is no to this, but are there any airports where you expect your combined share might merit any divestitures? Thanks.

Barry Biffle: Thanks for the question. I think it’s too early to speculate on something like that, but we would combine, I think you should think globally, we’ll only be about 7.5% capacity, and I think what’s important about that is it’s even smaller percentage when you consider the revenue.

Which gets to the point that this — these are — these are low-fare airlines that provide a lot of stimulation. But I think it’s too early to speculate on any type of divestitures. But just as a reminder, neither one of us have large positions in many of the more restricted airports that are — especially ones that are flight control.

Catherine O’Brien: Okay, great, that’s what I was thinking, thanks.

Operator: We’ll take our next question from Chris Stathoulopoulos] of Susquehanna.

Unidentified Participant: Morning, thanks for taking my question. So just curious, if this transition from pandemic to endemic takes longer than expected and by extension, continue to see atypical or inventory patterns from U.S. peers, would you consider perhaps looking at markets that in the past didn’t make sense or ranked lower in terms of your RASM or margin per ASM criteria? Thanks.

Ted Christie: Well I think I’ll reiterate. You know, you don’t want to be anywhere than in a low-cost airline when things are tough. And so, to start with in over the last two years, this has been a comfort zone for both of us. So — but in the — in the instance that you provide, where perhaps, the pandemic stretches on longer, I don’t think we’d make the same evaluation we make at any given point, which as we look at the market opportunity to try to determine whether or not it fits within our profile and pursue it.

I think here at Spirit we’ve done that. We’ve flexed in that quite a bit over the course of the pandemic, up and down and into new places, and that was an attempt to kind of find the demand where it was, and I think that’s worked okay for us, and I know Barry will feel the same way.

Unidentified Participant: Thank you.

Operator: We’ll take our next question from Savi Syth of Raymond James.

Savi Syth: Hey. Good morning, everyone. My follow up first actually, just going on questions that have been asked, I know this is something that both teams have looked at before, so I’m curious why now in terms of kind of executing going forward with this?

Ted Christie: Hey, Savi. So again, this — the focus here is on how accretive this transaction is for our consumer and for our guests and for our team and for the shareholder. And there’s nothing particular about timing in there. Once you — once you look at it and you start understanding what it really does drive for both sides, it becomes obvious to all of us that this is a very complimentary transaction with the same fleet types, same business model, a lot of benefit that we think we can drive.

And so, we’re — we’re excited about it. I wouldn’t say that there’s anything kind of like special about the timing other than we’re just glad to be — to be on the road.

Savi Syth: That’s helpful. And if I might just ask a little bit more of a shorter-term question in terms of what you’re seeing in the environment today? I know you’re not holding any earnings call. I’m just curious if you had any commentary on kind of the current environment?

Ted Christie: Yes, I think — this is Ted by the way on behalf of Spirit. I think we would say that not surprisingly coming out of the New Year, the Omicron surge was probably in full bloom. And so, January and the earlier part of February were tough, but what was interesting to see was the rebound in booking activity and demand as we head into the middle part of this month and into the spring, which gives us a good feeling about how things are going to look heading into the summer.

And I think it points to perhaps a much more resilient consumer base than earlier on in the pandemic. They’re willing to kind of move through these things and get onto next, so I think that’s encouraging signs.

Barry Biffle: This is Barry. On the Frontier side we’ve seen a very similar situation. I mean, obviously Omicron had some damage to the holiday periods and so forth, but we’ve seen for several weeks now as you can see in the public booking data on Kayak.com and other places that every week we continue to see improvements.

And so, obviously everyone’s ATL and booking curve is needing to reflate, but we’re really optimistic about the spring given what we’re seeing, and like Ted said for Spirit, we’re really excited about the summer. I think it really does point to how resilient the consumer is, and you can see the leisure man really starting to percolate, so we’re excited about the year.

Savi Syth: Thank you.

Operator: We’ll take our next question from Dan McKenzie of Seaport Global.

Dan McKenzie: Oh hey, good morning. Congratulations you guys. With respect to the growth opportunities that you’ve highlighted, can you speak to the return metrics that are going to guide the combined airline as you look ahead? Is it a pretax metric, a return on invested capital? And then, related to this, can you speak to the leverage metrics that you’re targeting once the airline is fully merged and how — what the right leverage metrics are longer term?

Jimmy Dempsey: Hey, Dan. It’s Jimmy Dempsey here.

The two businesses have been focused on getting back to pre-COVID margins. That’s certainly in our thoughts going into 2023 and 2024 and beyond. That really determines the overall return in the business. We’re very excited about getting the business back up and fully operational, as you progress through this year and move on from this latest Omicron surge. And I think, you know, you’ll see significant cashflow generation built off the business over the coming years as you see the full extent of the recovery.

Dan McKenzie: And then the leverage metrics that you’re targeting, you know, once merged and fully merged and longer term?

Scott Haralson: Hey, this is Scott Haralson. Yes, I think — you know, Jimmy touched on some of the return stuff but I think you’ll see the business together from a leverage perspective will be a bit better than both entities as we head through sort of 2023, ’24, ’25 as we get integrated.

But I think, you know, we’re going to focus on real work, we’re going to focus on bringing back up margins to where they were pre-COVID. And then the other components of the balance sheet, I think, will take form, you know, as Jimmy mentioned as the cashflow components of the business will be pretty considerable as we get integrated.

Dan McKenzie: Thanks for the time, you guys.

Operator: We’ll take a question from Myles Walton of UBS.

Myles Walton: Thanks. Good morning. I was wondering if you could talk to the 400 million cost to achieve in terms of buckets of spend there and, maybe, it seems relatively high relative to the cost synergy savings of 100 million? And then can you just confirm, I think, you said ’24 to ’25 is when run rate synergies are there, is that also rateably at the time through which you spend?

Ted Christie: Sure, sure. Again, the 400 million of the 500 million in EBITDA is derived from, particularly, consumer benefits applying more people to more places, which is — which is driven, number one, largest by distribution benefits, as well as the additional utilization that came from freed-up aircraft and more efficiencies.

But we have deducted the cost to achieve that incremental flying so incremental fuel, labor costs, airport costs against that. So that is a net number, that is an EBITDA number. And all of this is going to be phased in, obviously, over time. We start getting benefits almost immediately from the distribution, once we have closed and the transaction closed, but it’ll take a total of a few years to get everything afloat through the operation.

Myles Walton: Sorry, I — just a clarification. I think you were — I think the 400 is cost to achieve through restructuring and other expenses. Is that — is that not —

Ted Christie: Oh, I’m sorry. Restructuring — oh, the costs. So Jimmy, you want to walk through the costs?

Bill Franke: Well, this is — this is Bill. You could imagine how focused we are on the synergies and how motivating it will be with the management around the opportunity. And synergies tend to be a misused concept in transactions. And I want it — I don’t want that to be the case here. I want these to be real.

Jimmy Dempsey: Myles, just — this is Jimmy Dempsey here. Just to give you an insight into the costs of putting the synergies in place and integrating the companies, spend a little bit of time — I’m trying to understand what needs to be done over coming years.

And so, you know, we’ve been very conscious of maturing at — that we retain that the two airlines operating over the next period until closing. And so we — a significant retention plan in place across our (inaudible) employees. Particularly on some public company costs that would exist.

And then we’re looking at the rebranding of one of the airlines and the headquarters location, putting structures around that that will drive costs as you integrate the two companies over time. And so that’s what — that builds up to the $400 million in (inaudible).

Myles Walton: Okay, thank you.

Operator: This does conclude our question and answer session as well as our conference call for today. You may now disconnect your lines and, everyone, have a great day.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.